Exhibit 99.2

CHINA ONLINE EDUCATION GROUP

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: COE)

NOTICE OF ANNUAL GENERAL MEETING

to be held on December 17, 2018

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders (the “AGM”) of China Online Education Group (the “Company”) will be held at 6th Floor Deshi Building North, No. 9 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China on December 17, 2018, at 10:30 a.m. (Beijing time).  No proposal will be submitted to shareholders for approval at the AGM and no resolutions will be considered, voted upon, passed or adopted at the AGM.  Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on November 16, 2018 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A or Class B ordinary shares, par value US$0.0001 per share, at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://51talk.investoroom.com/, or by writing to Investor Relations Department, China Online Education Group, 6th Floor Deshi Building North, No. 9 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China, or by sending an email to ir@51talk.com.

By Order of the Board of Directors,
CHINA ONLINE EDUCATION GROUP

/s/ Jack Jiajia Huang
Jack Jiajia Huang
Chairman of the Board of Directors

Beijing, China

November 19, 2018